UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

37250B104

(CUSIP Number)

January 22, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d 1(b)
☒	Rule 13d 1(c)
☐	Rule 13d 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250B104

1.	Names of Reporting Persons. Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer: Gentium S.p.A.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Piazza XX Settembre 2, 22079, Villa Guardia (Como), Italy

Item 2(a).	Name of Person Filing: This statement is filed on behalf of the following person (the “Reporting Person”) (i) Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. (“STIFR”)
Item 2(b).	Address of Principal Business Office or, in none, Residence: (i) Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. Via Pontina Km. 30.400 Pomezia (Rome) Italy 00040
Item 2(c).	Citizenship: (i) STIFR is an Italian corporation.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value €1.00 per share. The Ordinary Shares are listed for trading on the NASDAQ Global Market in the form of American Depositary Shares.
Item 2(e).	CUSIP Number: 37250B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:
This Item 3 is not applicable.

Item 4.	Ownership:
STIFR
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

As a result of the completion of the initial tender offer by Jazz Pharmaceuticals S.r.l for all outstanding ordinary shares and all outstanding American Depository Shares (“ADS”) of the Issuer at a purchase price of $57.00 per ordinary share or ADS, the Reporting Person no longer holds any securities of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

SIGMA-TAU INDUSTRIE FARMACEUTICHE RIUNITE

	By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

EXHIBIT INDEX

PAGE

A. Power of Attorney granted by Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.(1)

(1)  Incorporated by reference to the Reporting Person’s Schedule 13G filed with the SEC on December 23, 2013.